Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

Pursuant to Article 157, Paragraph 4 of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (the “CVM”), Itaú Unibanco Holding S.A. (“Itaú Unibanco”) communicates that the public tender offer (the “TO”) for voluntary delisting of Redecard S.A. (“Redecard”) held on September 24, 2012, as per the Brazilian offer documents published on August 23, 2012 (the “Brazilian Offer Documents”), has been successfully completed.

As a result of the auction, Itaú Unibanco has acquired, through its controlled company Banestado Participações, Administração e Serviços Ltda., 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s equity stock, and therefore now owns 635,474,485 common shares, representing 94.4% of Redecard’s equity stock. The shares were purchased at a price of R$35.00 per share (the “TO Price”), in a total amount of R$ 10,464,619,795.00. The settlement of the TO will take place on September 27, 2012, as per the Brazilian Offer Documents (the “TO Settlement Date”).

As the number of shares purchased by Itaú Unibanco in the auction exceeds the minimum amount of 2/3 of outstanding shares required for delisting, as per article 16, item II of CVM Instruction No. 361/2002, Redecard will take steps to withdraw its registration from the CVM as a publicly held company, in the manner and timeframe set forth in CVM Instruction No. 480/2009.

Finally, Itaú Unibanco communicates that, up to and including December 24, 2012, any remaining shareholders who wish to sell their shares may do so by following the procedure to be published on the Redecard website. Itaú Unibanco will purchase such outstanding shares and pay the respective holders the TO Price in Brazilian reais, as indexed to the Brazilian Central Bank’s Taxa do Sistema de Liquidação e Custódia, as published by the ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, from the TO Settlement Date to the date of effective payment, which will occur within 15 days from the shareholder’s request to sell its shares, pursuant to the Brazilian Offer Documents.

São Paulo-SP, September 24, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer